Exhibit 99.1

LightInTheBox Holding Co., Ltd.

(the “Company”)

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at the offices of the Company located at 4 Pandan Crescent #03-03, Singapore, 128475, on May 25, 2026, beginning at 10:00 a.m. (local time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	Proposal No. 1: to be resolved as an ordinary resolution that the re-election of Mr. Zhi Yan as a director of the Company until his term of office due on March 31, 2028 is approved.

2.	Proposal No. 2: to be resolved as an ordinary resolution that the re-election of Mr. Jian He as a director of the Company until his term of office due on March 31, 2028 is approved;

3.	Proposal No. 3: to be resolved as an ordinary resolution that the re-election of Mr. Zhiping Qi as a director of the Company until his term of office due on March 31, 2028 is approved;

4.	Proposal No. 4: to be resolved as an ordinary resolution that the re-election of Mr. Zhentao Wang as a director of the Company until his term of office due on March 31, 2028 is approved;

5.	Proposal No. 5: to be resolved as an ordinary resolution that the re-election of Mr. Xiongping Yu as a director of the Company until his term of office due on March 31, 2028 is approved;

6.	Proposal No. 6: to be resolved as an ordinary resolution that the re-election of Mr. Meng Lian as a director of the Company until his term of office due on March 31, 2028 is approved;

7.	Proposal No. 7: to be resolved as an ordinary resolution that the re-election of Ms. Ge Yan as a director of the Company until her term of office due on March 31, 2028 is approved;

8.	Proposal No. 8: to be resolved as an ordinary resolution that the re-election of Mr. Wei Yu as a director of the Company until his term of office due on March 31, 2028 is approved;

9.	Proposal No. 9: to be resolved as an ordinary resolution that the re-election of Dr. Hanhua Wang as a director of the Company until his term of office due on March 31, 2028 is approved;

10.	Proposal No. 10: to be resolved as an ordinary resolution that the re-election of Dr. Peng Wu as a director of the Company until his term of office due on March 31, 2028 is approved;

11.	Proposal No. 11: to be resolved as an ordinary resolution that the re-election of Dr. Lei Deng as a director of the Company until his term of office due on March 31, 2028 is approved.

12.	Proposal No. 12: to be resolved as an ordinary resolution any one of the directors of the Company (the “Directors”, each a “Director”) to be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretions, thinks fit.

The Company has fixed the close of business on April 20, 2026, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend, and vote at the EGM or any adjourned meeting thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act directly through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

LIGHTINTHEBOX HOLDING CO., LTD.

/s/ Jian He
Jian He
Chief Executive Officer and the Requisitionist
Dated: April 17, 2026

Registered Office:
c/o Vistra (Cayman) Limited
PO Box 31119, Grand Pavilion Hibiscus Way, 802 West Bay Road
Grand Cayman
KY1-1205
Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3.	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of 4 Pandan Crescent #03-03 Singapore (128475), or send copies of the foregoing by email to 2026egm@lightinthebox.com, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the articles of association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5.	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6.	The quorum for the EGM is two Members holding not less than an aggregate of one-third in par value of the share capital of the Company in issue entitled to vote on the resolutions to be considered at the EGM.